Filed Pursuant to Rule 433

Registration Statement No. 333-218466

Issuer Free Writing Prospectus Dated October 13, 2017

Update to Preliminary Prospectus Supplement

Dated October 12, 2017

This free writing prospectus relates only to the shares of our Class A common stock described below and should be read in conjunction with the preliminary prospectus supplement dated October 12, 2017, or the preliminary prospectus supplement, to the prospectus dated June 17, 2017 that is a part of the Registration Statement on Form S-3 (File No. 333-218466) filed with the Securities and Exchange Commission (SEC). A copy of the preliminary prospectus supplement can be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1341141/000119312517308856/d467719d424b5.htm

The following information supplements and updates the information contained in the preliminary prospectus supplement. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to CatchMark Timber Trust, Inc.

Class A Common stock offered	4,000,000 shares (or 4,600,000 shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full)

Public offering price	$12.35 per share of our Class A common stock

Class A Common stock to be outstanding after this offering	42,823,999 shares (or 43,423,999 shares if the underwriters exercise their option to purchase additional shares of our Class A common stock in full)

Use of proceeds	We estimate that the net proceeds we will receive from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, will be approximately $46.8 million (or approximately $53.9 million if the underwriters exercise their option to purchase additional shares). We expect to utilize the net proceeds from the offering to finance the Coastal Georgia Acquisition and to repay indebtedness incurred to fund the Carolina Midlands V Acquisition with the remainder (if any) to be used for general corporate purposes.

Capitalized terms used in this free writing prospectus have the meanings set forth in the preliminary prospectus supplement unless otherwise defined in this free writing prospectus.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, prospectuses may be obtained from: Raymond James & Associates, Inc., Attention: Syndicate Department, 880 Carillon Parkway, St. Petersburg, FL 33716, telephone: (800) 248-8863, email: prospectus@raymondjames.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, One South Street, 15th Floor, Baltimore, MD 21202, telephone: (855) 300-7136, email: SyndProspectus@stifel.com.